U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

September 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     Direxion Insurance Trust

           File Nos. 333-93813 and 811-09761

Dear Sir or Madam:

On behalf of Direxion Insurance Trust (the “Trust”), filed herewith is Post-Effective Amendment No. 39 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 40 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 39 is being filed for the purpose of registering the Direxion VP Indexed Commodity Strategy Fund, Direxion VP Indexed Managed Futures Strategy Fund, Direxion VP Long/Short Global Currency Fund and Direxion Zacks VP MLP High Income Fund.

Pursuant to Rule 485(a)(2), the Trust normally anticipates that this filing would be effective 75 days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Registration Statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (312) 325-2037 or Eric S. Purple of K&L Gates LLP at (202) 778-9220.

Sincerely,

/s/ Adam R. Henkel

Adam R. Henkel, Esq.

For U.S. Bancorp Fund Services, LLC

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